UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No.     )*

Deep Well Oil & Gas, Inc.
 (Name of Issuer)
Common Stock, par value $0.001 per share
 (Title of Class of Securities)

243798105
 (CUSIP Number)

Slamet Riadhy
President Director
PT Pertamina Internasional Eksplorasi dan Produksi
Patra Jasa Office Tower 3A FL.
Jalan Gatot Subroto Kav. 32-34
 South Jakarta 12950 Indonesia

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with copies to:
Ato Suyanto
Manager Middle East & Africa Ventures
Kwarnas Building
PT Pertamina (Persero)
Jalan Medan Merdeka Timur 6
Jakarta 10110 Indonesia

February 1, 2017
 (Date of Event Which Requires Filing of This Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	243798105	13D	Page 2

1		NAMES OF REPORTING PERSONS

MP West Canada S.A.S.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

45,111,778

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

45,111,778

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,111,778

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.7%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP NO.	243798105	13D	Page 3

1		NAMES OF REPORTING PERSONS

Etablissements Maurel & Prom

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

45,111,778

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

45,111,778

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,111,778

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.7%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP NO.	243798105	13D	Page 4

1		NAMES OF REPORTING PERSONS

PT Pertamina Internasional Eksplorasi Dan Produksi

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Indonesia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

45,111,778

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

45,111,778

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,111,778

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.7%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP NO.	243798105	13D	Page 5

1		NAMES OF REPORTING PERSONS

PT Pertamina (Persero)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Indonesia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

45,111,778

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

45,111,778

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,111,778

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.7%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP NO.	243798105	13D	Page 6

Item 1.	Security and Issuer.

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Deep Well Oil & Gas, Inc., a Nevada corporation (the "Issuer").  The address of the Issuer's principal executive offices is Suite 700, 10150 – 100 Street, NW, Edmonton, Alberta, Canada T5J 0P6.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by each of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

(i) MP West Canada S.A.S. ("MP West Canada"), a French société par actions simplifiée existing under the laws of France;
(ii) Etablissementes Maurel & Prom ("M&P"), a French société anonyme existing under the laws of France and the direct beneficial owner of 100% of the share capital of MP West Canada;
(iii) PT Pertamina Internasional Eksplorasi dan Produksi ("Pertamina Internasional"), a limited liability company organized under the laws of Indonesia and the direct beneficial owner of a majority of the share capital of M&P; and
(iv) PT Pertamina (Persero) ("PT Pertamina"), a limited liability company organized under the laws of Indonesia and the direct beneficial owner of substantially all of the share capital of Pertamina Internasional.

                   The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 21, 2017, a copy of which is attached as Exhibit 1 hereto and incorporated herein by reference.
                   A list of the respective directors and executive officers or persons holding equivalent positions (the "Scheduled Persons") of each Reporting Person is set forth on Annex A hereto and incorporated herein by reference.
(b) The principal business address of MP West Canada and M&P and each Scheduled Person of MP West Canada and M&P is 51, rue d' Anjou, 75008 Paris, France.  The principal business address of Pertamina Internasional and each Scheduled Person of Pertamina Internasional is Patra Jasa Office Tower 3A Fl., Jalan Gatot Subroto Kav. 32-34 South Jakarta, 12950, Indonesia.  The principal business address of PT Pertamina and each Scheduled Person of PT Pertamina is Jalan Medan Merdeka Timur, No. 1A, Jakarta 10110 Indonesia.
(c) The principal business of MP West Canada is to invest in oil and gas exploration and development, primarily in Alberta, Canada, including through an investment in the Issuer.  The principal business of M&P is to serve as a holding company whose investments focus on international oil and gas exploration and development.  The principal business of Pertamina Internasional is to carry out business in the fields of oil, natural gas and energy.  The principal business of PT Pertamina is to carry out business activities in the sectors of energy, including oil, natural gas and new and renewable energies, both in Indonesia and abroad, other related and support activities in such sectors, as well as development of optimization of its resources to produce goods or provide services.
(d) and (e)   During the last five years, none of the Reporting Persons and to their knowledge none of the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Schedule I hereto sets forth the citizenship of each of the Scheduled Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 1, 2017, PT Pertamina indirectly acquired MP West Canada as a result of the successful completion of its voluntary tender offer for all the outstanding securities, that it did not already own, of M&P.  M&P is the direct beneficial owner of all of the outstanding share capital of MP West Canada.  As a result of the tender offer, PT Pertamina, through Pertamina Internasional, has acquired a majority of the outstanding shares of M&P.  Among the assets of MP West Canada that were acquired by PT Pertamina were 45,111,778 shares of Common Stock of the Issuer.  As a result of the successful completion of the tender offer, PT Pertamina became the indirect beneficial owner of 45,111,778 shares of the Issuer's Common Stock, which continue to be held of record and beneficially owned by MP West Canada.  Other than the consideration paid in the tender offer to the former shareholders of M&P, no additional consideration was paid by PT Pertamina for the Issuer's shares of Common Stock.

CUSIP NO.	243798105	13D	Page 7

Item 4.	Purpose of Transaction.

As described in Item 3 above, PT Pertamina, through Pertamina Internasional, acquired a majority of the outstanding shares of M&P on February 1, 2017.  As a result, PT Pertamina acquired control of MP West Canada, which is the record and beneficial owner of the Issuer's shares of Common Stock.
From time to time, the Reporting Persons may acquire additional shares of the Issuer's Common Stock or determine to dispose of all or a portion of the shares of Common Stock of the Issuer beneficially owned by them.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, upon further developments, including the ongoing evaluation of the Issuer's business, financial condition, operating results and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, and tax considerations, may change their purpose with respect to the Issuer.
Except as noted above, the Reporting Persons have no current plans or proposals which relate to, or would result in:

	(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

	(b)	An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

	(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

	(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board;

	(e)	Any material change in the present capitalization or dividend policy of the Issuer;

	(f)	Any other material change in the Issuer's business or corporate structure;

	(g)	Any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

	(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i)	A class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or

	(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)
As of February 28, 2017, the Reporting Persons are the beneficial owners of an aggregate of 45,111,778 shares of Common Stock of the Issuer.  The 45,111,778 shares of Common Stock represent approximately 19.7% of the outstanding shares of Common Stock.[1]

	(b)	MP West Canada has:

		(i)	Sole power to vote or direct the vote: -0- shares;

		(ii)	Shared power to vote or direct the vote: 45,111,778 shares

		(iii)	Sole power to dispose or direct the disposition: -0- shares; and

		(iv)	Shared power to dispose or direct the disposition: 45,111,778 shares

1
Based on 229,374,605 shares of Common Stock issued and outstanding as of August 7, 2015, as reported in the Issuer's Definitive Proxy Statement dated August 13, 2015, the most recently-filed Securities Exchange Act of 1934 filing made by the Issuer that contains outstanding share information, filed with the Securities and Exchange Commission on August 13, 2015.

CUSIP NO.	243798105	13D	Page 8

M&P has:

(i)	Sole power to vote or direct the vote: -0- shares;

(ii)	Shared power to vote or direct the vote: 45,111,778 shares

(iii)	Sole power to dispose or direct the disposition: -0- shares; and

(iv)	Shared power to dispose or direct the disposition: 45,111,778 shares

Pertamina Internasional has:

(i)	Sole power to vote or direct the vote: -0- shares;

(ii)	Shared power to vote or direct the vote: 45,111,778 shares

(iii)	Sole power to dispose or direct the disposition: -0- shares; and

(iv)	Shared power to dispose or direct the disposition: 45,111,778 shares

PT Pertamina has:

(i)	Sole power to vote or direct the vote: -0- shares;

(ii)	Shared power to vote or direct the vote: 45,111,778 shares

(iii)	Sole power to dispose or direct the disposition: -0- shares; and

(iv)	Shared power to dispose or direct the disposition: 45,111,778 shares

(c)	Except as described in Item 3, there have been no transactions in the shares of Common Stock by the Reporting Persons during the past 60 days.

(d)
Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of  Common Stock reported herein as beneficially owned.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As previously reported in its Schedule 13D, dated October 15, 2013 (the "October 2013 Schedule 13D"), MP West Canada entered into a farmout agreement, dated July 31, 2013 with two of the Issuer's wholly-owned subsidiaries, pursuant to which MP West Canada agreed to provide funding of the Issuer's share of the Steam Assisted Gravity Drainage Project at the Sawn Lake heavy oil reservoir in Northern Alberta, Canada in consideration for the conveyance to MP West Canada of certain interets therein. The foregoing summary is not intended to be complete, and is qualified in its entirety by the complete text of the Farmout Agreement, a copy of which was attached to the October 2013 Schedule 13D as Exhibit 99.3 and incorporated by reference herein.

Except for the Joint Filing Agreement, dated February 21, 2017, and the Farmout Agreement there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the parties named in Item 2 above and between such persons and any person with respect to any of the Common Stock of the Issuer.

CUSIP NO.	243798105	13D	Page 9

Item 7.	Material to be Filed as Exhibits.
Exhibit 1 – Joint Filing Agreement, dated as of February 21, 2017, by and among MP West Canada, M&P, Pertamina Internasional and PT Pertamina.
Exhibit 2 – Farmout Agreement, dated July 31, 2013 incorporated by reference to Exhibit 99.3 to the Schedule 13D dated October 15, 2013, filed by, among other parties, MP West Canada S.A.S.

CUSIP NO.	243798105	13D	Page 10

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 28, 2017
MP WEST CANADA S.A.S.
By:	/s/ Alain Torre
Name:	Alain Torre
Title:	President

ETABLISSEMENTS MAUREL & PROM
By:	/s/ Michel Hochard
Name:	Michel Hochard
Title:	Chief Executive Officer

PT PERTAMINA INTERNASIONAL EKSPLORASI DAN PRODUKSI
By:	/s/ Slamet Riadhy
Name:	Slamet Riadhy
Title:	President Director

PT PERTAMINA (PERSERO)
By:	/s/ Syamsu Alam
Name:	Syamsu Alam
Title:	Upstream Director

CUSIP NO.	243798105	13D	Page 11

ANNEX A
DIRECTORS AND EXECUTIVE OFFICERS
The following is a list of the directors and executive officers of MP West Canada, M&P, Pertamina Internasional and PT Pertamina, their principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted.  To the best of the Reporting Persons' knowledge, none of their respective directors or executive officers beneficially owns any shares of Common Stock of the Issuer and none of its directors or executive officers has engaged in any transactions in the shares of such Common Stock during the past 60 days.

MP WEST CANADA

Directors	Principal Occupation	Citizenship
MP West Canada is a French simplified joint stock company with no directors.

Executive Officers	Title	Citizenship
Alain Torre	President and Chairman	France

M&P

Directors	Principal Occupation	Citizenship
Jean-Francois Hénin	Chairman	France
Gérard Andreck	Independent Director	France
Roman Gozalo	Independent Director	France
Nathalie Delapalme	Independent Director	France
Xavier Blandin	Independent Director	France
Carole Delorme d'Armaillé	Independent Director	France
Francois Raudot Genet de Chatenay	Independent Director	France
Eloi Duverger	Independent Director	France
Denie Samuel Tampubolon	Director	Indonesia

Executive Officers	Title	Citizenship
Michel Hochard	Chief Executive Officer	France

PERTAMINA INTERNASIONAL

Directors	Principal Occupation	Citizenship
Arief Budiman	President Commissioner	Indonesia
Syamsu Alam	Commissioner	Indonesia
Jaffe Suardin	Commissioner	Indonesia

Executive Officers	Title	Citizenship
Slamet Riadhy	President Director	Indonesia
Huddie Dewanto	Director, Finance and Commercial	Indonesia
Djoko Imanhardjo	Director, Exploration and Production	Indonesia

CUSIP NO.	243798105	13D	Page 12

PT PERTAMINA

Directors	Principal Occupation	Citizenship
Tanri Abeng	President Commissioner and Independent Commissioner	Indonesia
Arcandra Tahar	Deputy President Commissioner	Indonesia
Sahala Lumban Gaol	Commissioner	Indonesia
Suahasil Nazara	Commissioner	Indonesia
Edwin Hidayat Abdullah	Commissioner	Indonesia
Indonesia

Executive Officers	Title	Citizenship
Yenni Andavani	President & CEO ad interim	Indonesia
Syamsu Alam	Upstream Director	Indonesia
Yenni Andayani	Gas Director	Indonesia
Toharso	Refinery Director	Indonesia
Muchamad Iskandar	Marketing Director	Indonesia
Rachmad Hardadi	Mega Project Refinery & Petrochemical Director	Indonesia
Arief Budiman	Finance & Corporate Strategy Director	Indonesia
Dwi Wahyu Daryoto	HR, Information Technology & General Affairs Director	Indonesia

CUSIP NO.	243798105	13D	Page 13

EXHIBIT INDEX
Exhibit	Description of Exhibit

1	Joint Filing Agreement, dated as of February 21, 2017, by and among MP West Canada, M&P, Pertamina Internasional and PT Pertamina

2	Farmout Agreement, dated July 31, 2013, incorporated by reference to Exhibit 99.3 to the Schedule 13D dated October 15, 2013, filed by, among other persons, MP West Canada S.A.S.

CUSIP NO.	243798105	13D	Page 14

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing with the Securities and Exchange Commission on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to certain shares of the Common Stock of Deep Well Oil & Gas, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filing.
The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.
Dated as of February 21, 2017
MP WEST CANADA S.A.S.
By:	/s/ Alain Torre
Name:	Alain Torre
Title:	President

ETABLISSEMENTS MAUREL & PROM
By:	/s/ Michel Hochard
Name:	Michel Hochard
Title:	Chief Executive Officer

PT PERTAMINA INTERNASIONAL EKSPLORASI DAN PRODUKSI
By:	/s/ Slamet Riadhy
Name:	Slamet Riadhy
Title:	President Director

PT PERTAMINA (PERSERO)
By:	/s/ Syamsu Alam
Name:	Syamsu Alam
Title:	Upstream Director